United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934
For the month of
March 2006
Companhia Vale do Rio Doce
Avenida Graça Aranha, No. 26
20005-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑          Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐          No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐          No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐          No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-___.

Press Release
Signature Page

COMPANHIA VALE DO RIO DOCE
EXTRAORDINARY GENERAL SHAREHOLDERS MEETING
CONVENING NOTICE
Shareholders of Companhia Vale do Rio Doce (CVRD) are hereby invited to convene for an Extraordinary General Shareholders Meeting on March 31, 2006 at 4:30 p.m. at Avenida Graça Aranha, 26, 19th floor, Rio de Janeiro, for the purpose of deliberating on the following matters, being the agenda:
I.	To approve the terms, conditions and reasons (the “Protocolo e Justificação”) for the merger of all the shares of the capital stock of CAEMI — Mineração e Metalurgia S.A. (CAEMI) into the assets of CVRD in order to convert the former into a wholly-owned subsidiary of the Company, pursuant to article 252 of the Brazilian Corporate Law (law number 6,404/76) (“Incorporação de Ações”);

II.	To ratify the appointment of the experts who prepared the value appraisal of the preferred shares issued by CAEMI to be merged into CVRD assets;

III.	To decide on the Appraisal Report, prepared by the experts;

IV.	To approve the merger of all of the shares issued by CAEMI into the assets of the CVRD;

V.	To approve CVRD capital increase within the issuance of 64,151,361 preferred class A shares, to be paid-in with the shares of CAEMI to be merged into the Company ´s assets, and the consequent change of the “caput” of article 5 of the CVRD ´s By-Laws.
CVRD informs that, according to the first paragraph of article 252 of the Brazilian Corporate Law (law number 6,404/76), its shareholders shall not be entitled to the subscription preference rights for the capital increase, mentioned in item V of the agenda. Besides that, further information upon the merger of shares, as well as the Appraisal Report to be prepared pursuant to article 264 of the Brazilian Corporate Law (law number 6,404/76), shall be disclosed to the Company ´s shareholders, no later than 15 (fifteen) days prior to the Shareholders Meeting, as permited according to CVM rule number 319/99.
To shareholders who are represented by proxy, we request that they send their power of attorney document to our offices 72 (seventy-two) hours in advance of the meeting to be convened, in order to be able to confirm the legitimacy of the proxy being exercised.
Rio de Janeiro, March 06, 2006.
Sérgio Ricardo Silva Rosa
Chairman of the Board of Directors

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 7, 2006	COMPANHIA VALE DO RIO DOCE (Registrant)
	By:	/s/ Roberto Castello Branco
Roberto Castello Branco
Director of Investor Relations